"RREEF America, L.L.C,"
"STOCKS REQUIRING ""13D"" REPORTING"
"March 31, 2000"

Percentage: 	5.00

	Shares	Reporting	Quantity
Stocks	Outstanding*	Level*	Managing*
------------------------------	-----------	----------	----------

CARR RLTY CORP COM	67026	3351	3568
DEVELOPERS DIVERS RLTY COM	58356	2918	3288
FEDERAL REALTY INVT TR SH BEN INT NEW	39325	1966	2708
HIGHWOODS PPTYS INC COM	59995	3000	3612
MERISTAR HOSPITALITY CORP.	47456	2373	2376


* Quantities are expressed in units of thousands.